SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                              FORM 10-C
           REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                    INTERDEALER QUOTATION SYSTEM
FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
            OF 1934 AND RULE 13A-17 OR 15d-17 THEREUNDER

                      FIRST UNITED CORPORATION
            ----------------------------------------------
           (Exact name of issuer as specified in charter)

               19 South Second Street, Oakland, MD 21550
           -----------------------------------------------
              (Address of principal executive offices)

       Issuer's telephone number, including area code (301) 334-9471
                                                      ----------------

              I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  common stock, par value $.01 per share
                      ---------------------------------------------------------

2.  Number of shares outstanding before the change:  6,194,383
                                                    ---------------------------

3.  Number of shares outstanding after the change:  6,504,102
                                                   ----------------------------

4.  Effective date of change:  March 29, 1996
                              ---------------------------

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury,
etc.):    Stock Dividend
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Give brief description of transaction: 5% Stock Dividend declared on January 17,
                                       -----------------------------------------
1996 and payable on March 29, 1996  to Holders of Record on March 15, 1996.
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                     II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:   N/A
                          -----------------------------------------------------

2.  Name after change:---------------------------------------------------------

3.  Effective date of charter amendment changing name:-------------------------

4.  Date of shareholder approval of change, if required:-----------------------

                            III.  SIGNATURE

                                             /s/ PHILIP D. FRANTZ
Date: March 29, 1996                        -------------------------------
                                                 (Officer's signature)

C63815.171                 Name and Title:   Philip D. Frantz,
                                             Senior Vice President & Controller


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